Exhibit(a)(5)(C)
FOR IMMEDIATE RELEASE
For more information, contact:

Actuate Corporation

Investor Relations	Public Relations
Karen Haus	Leena Bengani
(650) 645-3555	(650) 645-3837
ir@actuate.com	lbenani@actuate.com
Actuate Commences $60 Million Dutch Auction Tender Offer
San Mateo, California, November 5, 2008—Actuate Corporation (Nasdaq: ACTU), the leader in delivering Rich Internet Applications Without LimitsTM, today announced its intention to commence a “modified Dutch auction” tender offer to purchase for cash up to a maximum of $60 million worth of its common stock, par value $0.001 per share, at a price per share not less than $3.15 and not greater than $3.40. Actuate Corporation intends to commence the stock tender offer today, November 5, 2008, and expects the stock tender offer to expire at 5:00 p.m. New York City time on December 5, 2008, unless extended. The maximum number of shares proposed to be purchased in the stock tender offer represents approximately 31.29% percent of Actuate’s currently outstanding common stock. Actuate Corporation plans to fund this tender offer with $60 million of cash, of which approximately $30 million will be from the net proceeds to us from a credit facility and of which approximately $30 million will be from cash on hand.
Jefferies & Company, Inc. will serve as the dealer manager for the stock tender offer; D.F. King & Co., Inc. will serve as the information agent; and Computershare, Inc. will serve as the depositary.
Pete Cittadini, President and Chief Executive Officer, commented: “The Board believes that this offer is an opportunity to increase the long-term value of our stock for our stockholders, while at the same time providing stockholders who wish to tender some or all of their shares a way to do so efficiently.”
A “modified Dutch auction” allows stockholders to indicate how many shares and at what price within Actuate Corporation’s specified range they wish to tender. Based on the number of shares tendered and the price specified by the tendering stockholders, Actuate Corporation will determine the lowest price per share within the range that will enable it to purchase $60 million worth of its shares, or such lesser dollar value of shares as are properly tendered. At the minimum price of $3.15 per share, Actuate Corporation would purchase a maximum of 19,047,619 shares, while at the maximum price of $3.40 per share, Actuate Corporation would purchase a maximum of 17,647,058 shares. Actuate Corporation will not purchase shares below a price stipulated by a stockholder, and in some cases, may actually purchase shares at prices above a stockholder’s indication under the terms of the “modified Dutch auction.” The stock tender offer is not contingent upon a minimum number of shares being tendered but is conditioned on a number of events as described in the offer to purchase. Specific instructions and a complete explanation of the terms and conditions of the stock tender offer are contained in the Offer to Purchase and related materials that will be mailed to stockholders of record as of October 31, 2008 beginning on November 5, 2008.
Actuate Corporation’s executive management team and its board of directors are not participating in the tender offer.
Neither of Actuate Corporation’s management, nor any of its board of directors, executive officers, the dealer manager, the information agent or the depositary is making any recommendation to stockholders as to whether to tender or refrain from tendering their shares in the stock tender offer. Stockholders must decide how many shares they will tender, if any, and the price within the stated range at which they will tender their shares. Stockholders should consult their financial and tax advisors in making this decision.
This press release is for informational purposes only, and is not an offer to purchase or the solicitation of an offer to sell any shares of Actuate Corporation common stock. The solicitation of offers to purchase shares of Actuate Corporation common stock will be made only pursuant to the tender offer documents, including the Offer to Purchase and the related Letter of Transmittal that Actuate intends to distribute to holders of its common stock and file with the Securities and Exchange Commission (“SEC”) today.

HOLDERS OF COMMON STOCK ARE URGED TO READ THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE STOCK TENDER OFFER.
Holders of common stock will be able to obtain these documents as they become available free of charge at the SEC’s website at www.sec.gov, or at the SEC’s public reference room located at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information about the public reference room. In addition, holders of common stock may also request copies of the Tender Offer Statement, the Offer to Purchase, related Letter of Transmittal and other filed tender offer documents free of charge by contacting D.F. King & Co., Inc., the Information Agent, by telephone at (800) 676-7437 (toll-free), or in writing to D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, NY 10005, Attention: Thomas A. Long.
Actuate Corporation
Actuate Corporation is dedicated to increasing the richness, interactivity and effectiveness of enterprise data, for everyone, everywhere. Actuate delivers the next generation RIA-ready information platform for both customer and employee-facing applications. The Actuate platform boasts unmatched scalability, high-performance, reliability and security. Its proven RIA capabilities and highly collaborative development architecture are backed by the world’s largest open source information application developer community, grounded in BIRT, the Eclipse Foundation’s only top level Business Intelligence and reporting project.
Global 9000 organizations use Actuate to roll out RIA-enabled customer loyalty and Performance Management applications that improve customer satisfaction and employee productivity. The company has over 4,200 customers globally in a diverse range of business areas including financial services and the public sector, many of which have a long history of deploying Actuate-based solutions for dozens, or even hundreds of their mission-critical applications.
Founded in 1993, Actuate has headquarters in San Mateo, California, with offices worldwide. Actuate is listed on NASDAQ under the symbol ACTU. For more information on Actuate, visit the company’s web site at www.actuate.com.
Forward-Looking Statements
This press release contains forward-looking statements, including, among others, statements regarding Actuate’s proposed stock tender offer, including the anticipated commencement date of the offer, the expected number of shares Actuate expects to repurchase in the offer, the price range within which it will repurchase such shares and the expected expiration date of the offer. Actual results may differ materially from those expressed in the forward-looking statements due to a number of factors, including delays in effecting the tender, a significant decline in the price of Actuate’s common stock, unanticipated cash requirements and prolonged adverse conditions in the U.S. economy and Actuate’s industry. More information about potential factors that could affect Actuate is included in our filings with the SEC.
Copyright ®2008 Actuate Corporation. All rights reserved. Actuate and the Actuate logo are registered trademarks of Actuate Corporation and/or its affiliates in the U.S. and certain other countries. All other brands, names or trademarks mentioned may be trademarks of their respective owners.
### END ###